UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Decision on Disposal of Treasury Shares

On April 24, 2025, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s disposal of treasury shares for the purpose of granting shares as bonus compensation to its independent non-executive directors.

1. Number of Treasury Shares to be Disposed	Common shares	4,860
Preferred shares	—
2. Price of the Treasury Shares to be Disposed (Won)	Common shares	57,600
Preferred shares	—
3. Estimated Aggregate Disposal Value (Won)	Common shares	279,936,000
Preferred shares	—
4. Disposal Period	From	April 25, 2025
To	May 31, 2025
5. Purpose of Disposal	Grant of shares as bonus compensation
6. Method of Disposal	Over-the-counter
7. Investment Brokerage Agent	Hana Securities Co., Ltd.
8. Treasury Shares Held Before Disposal	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	1,903,711	Percentage of shares (%)	0.89
Preferred shares	—	Percentage of shares (%)	—
Other Acquisition	Common shares	—	Percentage of shares (%)	—
Preferred shares	—	Percentage of shares (%)	—
9. Date of Resolution by the Board of Directors	April 24, 2025
• Attendance of Outside Directors	Present: 5; Absent: 0
• Attendance of Auditors (Audit Committee Members who are not Outside Directors)	—
10. Maximum Daily Sale Order	Common shares	—
Preferred shares	—

11. Other Matters Relating to an Investment Decision

•	Items 1, 2 and 3 above are based on the closing price of the Company’s shares on April 23, 2025, the day before the date of the resolution by the board of directors.

•	The actual number, price and aggregate value of the treasury shares to be disposed may change as of the date of disposal.

•

Regarding Item 5 above, the purpose of the disposal is to grant 4,860 treasury shares to five independent non-executive directors through the Company’s compensation program for its independent non-executive directors, which is tied to the Company’s enterprise value and under which the Company grants treasury shares as a portion of the independent non-executive directors’ compensation. The number of treasury shares granted to each independent non-executive director varies depending on factors including the role and responsibility of each independent non-executive director.

•	Regarding Item 6 above, the disposal will be implemented by the transfer of shares from the Company’s securities account for treasury shares to the securities account of each recipient.

[Treasury Shares Held Prior to Decision on Disposal of Treasury Shares]

(Unit: shares)

Method of acquisition			Type of shares	Beginning	Change			End	Notes
					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Held by Company	Common shares	1,903,711	—	—	—	1,903,711	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	1,903,711	—	—	—	1,903,711	—
			Preferred shares	—	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
Total (a+b+c)			Common shares	1,903,711	—	—	—	1,903,711	—
			Preferred shares	—	—	—	—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: April 25, 2025